EXHIBIT 99.8

Mercator Minerals Ltd.
Condensed Consolidated Interim Financial Statements
June 30, 2011
(Stated in United States Dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position	2
Condensed Consolidated Interim Statements of Comprehensive Income	3
Condensed Consolidated Interim Statements of Cash Flows	4
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	5
Notes to the Condensed Consolidated Interim Financial Statements	6 - 34

Mercator Minerals Ltd.
Condensed Consolidated Statements of Financial Position (unaudited)
(Stated in Thousands of United States Dollars)

	June 30, 2011	December 31, 2010
Assets
Current Assets
Cash and cash equivalents	$19,681	$36,156
Restricted cash (notes 8 and 9)	17,706	10,000
Accounts receivable	26,092	22,271
Inventories (note 5)	15,067	16,582
Prepaid expenses	1,155	1,794
Income taxes recoverable	2,174	2,174
Marketable securities	-	683
Total Current Assets	81,875	89,660

Mineral properties, plant and equipment (note 6)	509,682	325,218
Inventories (note 5)	4,043	4,270
Environmental bond	2,158	2,151
Land reclamation bond	1,358	1,351
Total Assets	$599,116	$422,650

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$45,891	$21,458
Long term debt (note 9)	19,048	19,048
Derivative liabilities (note 10)	37,995	40,232
Project financing (note 12)	2,976	1,736
Equipment loans	2,991	2,095
Net proceeds interest (note 7)	-	293
Deferred revenue (note 14)	1,968	987
Total Current Liabilities	110,869	85,849
Non-Current Liabilities
Long-term debt (note 9)	122,539	105,740
Derivative liabilities (note 10)	73,115	71,637
Share purchase warrants (note 11)	31,438	51,961
Project financing (note 12)	17,073	18,061
Equipment loans	2,886	3,966
Net proceeds interest (note 7)	-	905
Provision for site reclamation and closure (note 13)	7,597	7,436
Deferred revenue (note 14)	37,196	39,162
Total Liabilities	402,713	384,717

Equity
Share capital (note 15)	367,352	235,062
Share-based payments reserve	36,490	27,767
Accumulated other comprehensive income	-	384
Deficit	(207,439)	(225,280)
Total Equity	196,403	37,933
Total Liabilities and Equity	$599,116	$422,650

Nature of business and continuing operations (note 1)

Commitments and contingencies (notes 8, 9, 10, 11, 12, 13)

Mercator Minerals Ltd.
Condensed Consolidated Statements of Comprehensive Income (unaudited)
(Stated in Thousands of United States Dollars, except per share amounts)

	Six Months Ended		Three Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	Restated (note 4)		Restated (note 4)
Revenue
Copper revenue	$82,944	$47,760	$43,828		$28,018
Molybdenum revenue	43,136	25,389	27,445		15,175
Silver revenue	2,056	2,174	1,106		1,635
Other revenue	122	78	41		39
	128,258	75,401	72,420		44,867

Costs and expenses
Freight, smelting & refining	16,724	15,891	9,328		10,187
Mining and processing	60,987	39,183	31,465		18,093
Administration	12,712	4,980	8,108		2,824
Share-based compensation	3,035	3,849	1,329		728
Exploration expenditures	1,838	556	1,360		324
Amortization and depreciation of mineral properties, plant and equipment	5,961	5,794	3,003		2,918
	101,257	70,253	54,593		35,074
Earnings from operations	27,001	5,148	17,827		9,793
Finance expense	(4,583)	(7,886)	(2,200)		(3,301)
Finance income	55	58	28		32
Loss on long-term debt extinguishment (note 9)	-	(13,549)	-		(13,549)
Realized gain on marketable securities	410	-	410		-
Realized loss on derivative liabilities (note 10)	(20,024)	(296)	(8,698)		(296)
Unrealized gain / (loss) on derivative instruments (note 10)	760	15,366	8,211		15,366
Unrealized gain / (loss) on share purchase warrants (note 11)	14,268	13,056	8,474		14,879
Foreign exchange loss	(46)	(16)	(10)		6
Income before income taxes	17,841	11,881	24,042		22,930
Income taxes expense (recovery)
Current	-	345	-		-
Deferred	-	-	-
	-	345	-		-
Net income for the period	$17,841	$11,536	$24,042		$22,930

Other comprehensive income
Unrealized gain (loss) on marketable securities	26	(25)	(8)		(231)
Reclassification of gain on marketable securities	(410)	-	(410)		-
Total comprehensive income for the period	$17,457	$11,511	$23,624		$22,699

Deficit, beginning of period	(225,280)	(86,057)	(231,481)		(97,451)
Deficit, end of period	$(207,439)	$(74,521)	$(207,439)	$	(74,521)

Net earnings per share: (note 15):
Basic	$0.09	$0.06	$0.12		$0.12
Diluted	$0.01	*	$0.11		$0.04

Weighted average number of shares outstanding:
Basic	202,249,327	194,854,245	202,830,407		194,695,110
Diluted	215,685,091	205,665,894	214,439,588		203,700,646

* omitted because this exercise would be antidilutive

Mercator Minerals Ltd.
Condensed Consolidated Statements of Cash Flows (unaudited )
(Stated in Thousands of United States Dollars)

	Six Months Ended		Three Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
		Restated (note 4)		Restated (note 4)
Cash provided by (used in)
Operating activities
Net income for the period	$17,841	$11,536	$24,042	$22,930
Adjustments for:
Unrealized loss on derivative liabilities	(760)	(15,366)	(8,211)	(15,366)
Unrealized (gain)/ loss on share purchase warrants	(14,268)	(13,056)	(8,474)	(14,879)
Reclassification of gain on marketable securities	(410)	-	(410)	-
Amortization and depreciation	5,961	5,794	3,003	2,918
Deferred revenue recognized during the period	(985)	(648)	(423)	(390)
Accretion of financing costs	938	-	450	(925)
Accretion of provision for site reclamation and closure	161	153	81	77
Share-based compensation	3,035	3,849	1,329	728
Accretion of net proceeds interest liability	-	35	(98)	17
Future tax asset	-	138	-	138
Finance expense, net of accretion	3,484	7,733	1,101	3,148
Finance income	(55)	(58)	(28)	(32)

Changes in non-cash operating working capital balances:
Accounts receivable	(2,911)	1,701	(202)	2,024
Inventories	1,742	1,171	805	(1,582)
Prepaid expenses	744	694	(795)	(145)
Income taxes recoverable	-	(1,476)	-	(115)
Accounts payable and accrued liabilities	18,931	(14,681)	10,856	(14,727)
Finance expense paid	(3,484)	(7,733)	(1,565)	(4,006)
Finance income received	55	58	28	32
Net cash from operations	30,019	(20,156)	21,489	(20,155)
Financing activities
Proceeds from long term debt	25,635	130,000	25,635	130,000
Long term debt payment	(9,774)	(116,848)	(5,012)	(116,848)
Restricted cash	(5,023)	-	(5,023)	-
Proceeds from share purchase warrants exercised	2,685	1,864	629	1,001
Proceeds from stock options exercised	1,185	193	60	-
Proceeds from project financing	502	-	(18)	-
Project financing payments	(250)	-	(250)	-
Proceeds from equipment financing	1,534	-	1,534	-
Transaction costs for Creston share issuance	(174)	-	(174)	-
Equipment loan payments	(1,718)	(1,921)	(1,459)	(905)
Net cash from financing activities	14,602	13,288	15,922	13,248
Investing activities
Acquisition of property, plant and equipment	(39,239)	(10,714)	(19,739)	(6,147)
Creston acquisition	(20,645)	-	(20,645)	-
Payment of net proceeds interest liability	(1,198)	-	(640)	-
Environmental land and reclamation bonds	(14)	(17)	(6)	(4)
Net cash used in investing activities	(61,096)	(10,731)	(41,030)	(6,151)

Increase (decrease) in cash and cash equivalents	(16,475)	(17,599)	(3,619)	(13,058)
Cash and cash equivalents, beginning of period	36,156	62,185	23,300	57,644
Cash and cash equivalents, end of period	$19,681	$44,586	$19,681	$44,586

Mercator Minerals Ltd.
Condensed Consolidated Statement of Changes in Shareholders' Equity (unaudited)
(Stated in thousands of United States Dollars)

	Number of Common Shares	Share Capital	Share based Payments reserve	Deficit	Accumulated Other Comprehensive Income	Total Equity
Balance at January 1, 2010	193,704,778	$225,843	$24,892	$(86,057)	$-	$164,678
Net comprehensive income	-	-	-	11,536	-	11,536
Other comprehensive income	-	-	-	-	(25)	(25)
Share based payments expense	-	-	3,849	-	-	3,849
Issue of shares on exercise of stock options	319,467	193	-	-	-	193
Issue of shares on exercise of broker share purchase warrants	853,125	1,864	-	-	-	1,864
Balance at June 30, 2010	194,877,370	$227,900	$28,741	$(74,521)	$(25)	$182,095

Balance at December 31, 2010	197,621,466	$235,062	$27,767	$(225,280)	$384	$37,933
Net comprehensive income	-	-	-	17,841	-	17,841
Other comprehensive income	-	-	-	-	26	26
Reclassification of gain on marketable securities	-	-	-	-	(410)	(410)
Share based payments expense	-	-	3,035	-	-	3,035
Issue of shares on exercise of stock options	1,578,334	1,185	-	-	-	1,185
Issue of shares on exercise of share purchase warrants	1,957,100	2,005	-	-	-	2,005
Reclassification of grant date fair value on exercise of stock options	-	3,276	(3,276)	-	-	-
Issue of shares on exercise of broker share purchase warrants	255,447	680		-	-	680
Reclassification of fair value on exercise of broker share purchase warrants	-	430	(430)	-	-	-
Reclassification of fair value of warrants exercised	-	6,254	-	-	-	6,254
Issuance of shares on closing of Creston transaction	43,051,904	118,634	-	-	-	118,634
Transaction costs for issuance of shares related to Creston acquisition	-	(174)	-	-	-	(174)
Issuance of warrants on closing of Creston transaction	-	-	5,775	-	-	5,775
Issuance of options on closing of Creston transaction	-	-	3,619	-	-	3,619
Balance at June 30, 2011	244,464,251	$367,352	$36,490	$(207,439)	$-	$196,403

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Continuing Operations

Mercator Minerals Ltd. is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico, and its 100% owned Creston Moly Corporation (“Creston”) (Note 3) molybdenum exploration and development project (“El Creston project”) located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”) which holds the Mineral Park Mine from Equatorial Mining North America, Inc. (“EMNA”) in 2003. El Pilar was acquired in 2009, through the acquisition of Stingray Copper Inc. The El Creston project was acquired in 2011, through the acquisition of Creston (Note 3).

The Company had net income of $17.8 million for the six months ended June 30, 2011 (2010 – net income of $11.5 million), and as at June 30, 2011, had an accumulated deficit of $207.4 million (December 31, 2010- $225.3 million) and working capital deficiency of $29.0 million (December 31, 2010 - working capital of $3.8 million).

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at the Mineral Park Mine.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Management has assessed the ability of the Company to continue as a going concern and has concluded that there are no indicators that would cast substantial doubt on the Company’s ability to continue as a going concern in the foreseeable future.  Such assessment, amongst other factors, assumes successful completion and start-up of the Phase 2 mill expansion (including additional power facilities), cost containment and favourable mineral prices.  In conjunction with the credit facilities obtained in 2010, the Company also entered into copper forward contracts (Note 10) and has commitments to deliver 116,562,669 pounds of copper through 2016 at an average price of $2.99.

The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities, will be dependent upon the existence of mineral resources and on future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern.  Management does not intend either to liquidate the Company or to cease trading.  If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting ("IAS 34") and IFRS 1, First-time Adoption of International Financial Reporting Standards, ("IFRS 1")  as issued by the International Accounting Standards Board ("IASB"), and its interpretations.  Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. Results for the period ended June 30, 2011, are not necessarily indicative of future results. The condensed, consolidated interim financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in Note 3 of the most recent interim financial statements and therefore should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2011.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.	Basis of Preparation (continued)

a)	Statement of Compliance (continued)

Note 20 describes the effect of the transition to IFRS on the reported financial position, financial performance and cash flows of the Company.  Further, Note 20 presents IFRS information for the year ended December 31, 2010 that is material to the understanding of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were approved by the audit committee of the board of directors and authorised for issue on August 12, 2011.

b)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc. (subsequent to June 24, 2003 – “the acquisition date”), Mercator Minerals (Barbados) Ltd, Bluefish Energy Corporation (established August 17, 2010), Stingray Copper Inc. (subsequent to December 21, 2009), Minera Stingray S.A. de C.V., Recursos Stingray de Cobre, S.A. de C.V and Creston Moly Corporation (Subsequent to June 22, 2011). Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

d)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these condensed consolidated interim financial statements. Those that are expected to have a significant effect on the consolidated financial statements of the Company are discussed below.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders' equity, but is expected to result in certain presentation related changes. This standard has an effective date of January 1, 2013 with early adoption permitted under certain circumstances. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.	Basis of Preparation (continued)

d)	New standards and interpretations not yet adopted (continued)

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The standard has an effective date of January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2011 at which time the impact on the Company will be evaluated.

Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.  IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	Acquisition of Creston Moly Corporation

On June 22, 2011, the Company acquired Creston Moly Corporation.  Creston was a mineral exploration company focused on the exploration and development of the 100% owned El Creston molybdenum property in Sonora, Mexico.  The acquisition was accounted for as an asset acquisition in accordance with IFRS 3.  The preliminary estimates of the fair value of assets acquired and liabilities assumed are based on the estimated fair values at the date of acquisition.  The allocation is preliminary and subject to change until the valuation process is completed.  The main items subject to change are the fair values allocated to Mineral Properties and Liabilities.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

3.	Acquisition of Creston Moly Corporation (continued)

The estimated fair value of assets and liabilities related to the acquisition are as follows:

Cash	$6 ,115
Other investment	2,683
Accounts receivable	910
Prepaids and deposits	105
Property and equipment	120
Mineral properties	151,066
Accounts payable	(5,502)
Total	$155,497

The Consideration is determined as follows:

Cash consideration	$23,609
Share consideration	118,634
Option consideration	3,619
Warrant consideration	5,775
Transaction costs	3,151
Previously owned Creston shares	709
Total consideration	$155,497

The consideration paid to Creston Moly comprised $23.6 million in cash, 43,051,904 common shares of the Company valued at $118.6 million based on the June 22, 2011 closing price for the Company’s shares, 2,241,024 Mercator options valued at $3.6 million and 4,294,296 Mercator warrants valued at $5.8 million. The Mercator options and warrants were issued to replace existing Creston options and warrants. The fair values of the Mercator options and warrants issued as consideration were estimated at the transaction date using the Black-Scholes option pricing model with the following assumptions:

Range of Assumptions used	As at June 22, 2011
Expected annual volatility	32% to 124%
Risk-free interest rate	1.19% to 2.49%
Expected life	0.10 years to 4.6 years
Expected dividend yield	Nil

Other transaction costs were incurred in the amount of $3.2 million and include professional fees.

The Company previously owned 1,531,500 Creston shares valued at $0.7 million as at the transaction date.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.	Restatement

The Company has restated its consolidated interim financial statements prepared in accordance with Canadian (the predecessor standards) generally accepted accounting principles (“Canadian GAAP”) for the three and six months ended June 30, 2010. The correction of these errors has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010. Certain items have been reclassified to be consistent with the presentation in the current year. The effect that this restatement has had on the Company’s comparative IFRS interim financial statements during 2010 is shown in Note 20.

The restatement corrects a cut off error affecting copper revenue and certain costs and expenses between Q1 2010 and Q2 2010. For the three months ended March 31, 2010 the Company understated copper revenue by $6.7 million and certain costs and expenses by $0.9 million which were instead recognized during the three months ended June 30, 2010.

Approximately $2.2 million and $2.9 million of mining and processing costs should have been recognized during the three and six months ended June 30, 2010 respectively, which were instead reported as prepaid expenses and inventory.

The restatement reflects the decrease in fair value of the embedded derivative in accounts receivable for copper and molybdenum sales based on forward metal prices.  These adjustments were $0.9 million for copper and $0.8 million for molybdenum for the three month period ended June 30, 2010 and $0.7 million for copper and $0.8 million for molybdenum for the six month period ended June 30, 2010.

Transactions costs of $2.1 million were included in prepaid expenses in the three and six months ended June 30, 2010 which should have been recorded as an expense.

Unrealized gain on derivative instruments has been reduced by $5.2 million to reflect the inclusion of the Company’s credit risk in the method of valuation of the derivative instruments, consistent with the method used at December 31, 2010.

Interest expense of $5.6 million was disclosed as amortization and depreciation expense in the three and six months ended June 30, 2010.

Loss on debt extinguishment of $10.8 million was included in interest expense for the three and six months ended June 30, 2010.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.	Restatement (continued)

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Balance Sheet
June 30, 2010
Accounts receivable	$8,041	$(2,120)	$5,921
Inventories	17,046	(2,049)	14,997
Prepaid expenses	6,954	(6,637)	317
Derivative instruments	3,512	(187)	3,325
Marketable securities	299	(25)	274
Derivatives-copper hedge	18,236	(5,002)	13,234
Total Assets	398,987	(16,020)	382,967
Accounts payable and accrued liabilities	8,032	(4,816)	3,216
Current portion-long term debt	-	9,524	9,524
Long term debt	131,193	(14,422)	116,771
Derivative instruments	(1,193)	2,386	1,193
Deferred income tax liability	208	4,608	4,816
Total Liabilities	188,270	(2,720)	185,550
Deficit	(44,228)	(12,082)	(56,309)
Total Liabilities and Equity	$397,793	$(14,826)	$382,967

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Comprehensive Income (Loss) Six Months ended June 30, 2010
Copper revenue	$48,422	$(662)	$47,760
Molybdenum revenue	26,196	(807)	25,389
Freight, smelting & refining	15,904	(13)	15,891
Mining and processing	36,237	2,946	39,183
Administration	5,843	(863)	4,980
Exploration expenditures	59	497	556
Amortization and depreciation PP&E	11,143	(5,613)	5,530
Income from operations	3,550	1,578	5,128
Interest expense	(12,272)	5,060	(7,212)
Loss on long term debt extinguishment	-	(10,773)	(10,773)
Long term debt transaction costs	-	(2,108)	(2,108)
Unrealized gain on marketable securities	8	(8)	-
Realized loss on derivative instruments	-	(296)	(296)
Unrealized gain on derivative instruments	20,555	(5,190)	15,365
Income before income taxes	11,883	(11,737)	146
Current income taxes expense	-	345	345
Net income (loss) for the period	11,883	(12,082)	(199)
Unrealized gain on marketable securities	-	25	25
Income per common share	$0.06	$(0.06)	$(0.00)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.	Restatement (continued)

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Comprehensive Income (Loss)
Three Months ended June 30, 2010
Copper revenue	$35,331	$(7,313)	$28,018
Molybdenum revenue	15,982	(807)	15,175
Freight, smelting & refining	11,026	(839)	10,187
Mining and processing	17,127	966	18,093
Administration	3,107	(283)	2,824
Exploration expenditures	59	265	324
Amortization and depreciation PP&E	8,393	(5,613)	2,780
Income from operations	11,065	(2,615)	8,450
Interest expense	(8,024)	5,060	(2,964)
Loss on long term debt extinguishment	-	(10,773)	(10,773)
Long term debt transaction costs	-	(2,108)	(2,108)
Unrealized gain on marketable securities	(198)	(33)	(231)
Unrealized loss on derivative instruments	-	(296)	(296)
Unrealized gain on derivative instruments	20,555	(5,190)	15,365
Income (Loss) before income taxes	23,436	(15,724)	7,712
Current income taxes expense	-	-	-
Net income (loss) for the period	23,436	(15,724)	7,712
Unrealized gain on marketable securities	-	231	231
Income per common share	$0.12	$(0.08)	$0.04

5.	Inventories

	June 30, 2011	December 31, 2010
Ore on leach pad	$6,958	$8,211
In-process inventory	452	947
Concentrate inventory	3,923	4,945
Copper Cathode	625	-
Supplies	7,152	6,749
	$19,110	$20,852
Long-term ore on leach pad	(4,043)	(4,270)

Curent portion inventory	$15,067	$16,582

For the six months ended June 30, 2011, the amount of inventory recognized as cost of sales was $2.1 million (2010 - $1.1    million), which is included in mining and processing expenses.  No inventories were pledged as security for liabilities for any period presented.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

6.	Mineral Properties, Plant and Equipment

	Cost	June 30, 2011 Accumulated Depreciation	Net Book Value	Cost	December 31, 2010 Accumulated Depreciation	Net Book Value
Mill and SX-EW	$212,362	$(19,726)	$192,636	$212,362	$(15,181)	$197,181
Mineral properties	175,603	(64)	175,539	24,162	(53)	24,109
Mining equipment-large	18,578	(5,714)	12,864	15,981	(4,828)	11,153
Mining equipment-small	11,097	(4,795)	6,302	11,758	(4,205)	7,553
Building & improvements	302	(24)	278	302	-	302
Office equipment	364	(236)	128	242	(235)	7
Asset retirement obligation	4,616	(256)	4,360	4,616	(163)	4,453
Construction in progress	117,575	-	117,575	80,460	-	80,460
	$540,497	$(30,815)	$509,682	$349,883	$(24,665)	$325,218

In the period ended June 30, 2011, the Company capitalized $37.1 million in the cost of assets under construction in the category called Construction in Progress (June 30, 2010 - $ 55.9 million) this relates to the Phase 2 and turbine in 2011 and Phases 1.5 and 2 in 2010.

7.	Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of MPI pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with EMNA (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of MPI for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine. The NPI liability is classified as a financial liability and is measured at fair value based on cumulative revenue less cumulative cash operating expenses and then multiplied by 5%, as defined in the Acquisition Agreement. Any change in the fair value of the NPI liability together with any accretion expense is recognized as an adjustment to interest expense in the consolidated statement of comprehensive income. As at June 30, 2011, $2,753,000 (December 31, 2010 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA and no additional amount (December 31, 2010 - $1,197,408) is due.

During the six months ended June 30, 2011, the Company recorded accretion expense of $98,000 (June 30, 2010 - $35,000).

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

8.	Contingent Liability

Prior to the acquisition of Creston (note 3), in May 2007 Creston agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.14 million plus costs and Creston recorded the additional amount of $2.6 million awarded in the arbitration as an accrued liability.  $1.5 million was forwarded to the Finder and Creston deposited the unpaid balance of the arbitration award ($2.6 million) plus interest into trust.

As at June 30, 2011, $2.7 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeal unanimously reversed the decision of the lower court and granted Creston leave to appeal the decision in the Supreme Court of B.C.  On May 6, 2011 Creston’s appeal of the arbitrator’s award was dismissed with costs and the Company is in the process of filing for a further appeal of the award to the British Columbia Court of Appeal.

9.           Long Term Debt

	June 30, 2011	December 31, 2010
Pre-construction credit facility ("PCF")	$25,437	$-
Credit agreement ("CA")	116,149	124,788
	141,587	124,788
Current portion - PCF	-	-
Current portion - CA	(19,048)	(19,048)
Non current long term debt	$122,539	$105,740

Pre-Construction Credit Facility (“PCF”)
On June 22, 2011 (“Closing Date”) the Company entered into a credit agreement with a group of lenders to provide credit facilities totalling  $25.7 million (Cdn$25.0 million) comprising of a term loan for purposes of (i) funding certain closing costs associated with the acquisition of Creston, (ii) establishment of the PCF, and (3) general working capital requirements.  Interest on this PCF is 6.5% from closing to the 6th month anniversary of the Closing Date; 7% for the next six months; and 8% until January 3, 2013, the Maturity Date. The PCF is secured by the El Pilar asset.  The Company is entitled to prepay all or any portion of the PCF at any time with the following penalties: (1) if during the first six months – 1% of the loan amount paid, (2) if during the second six month period - .5% of the loan amount paid, and (3) no penalty thereafter.

The Company incurred lenders’ fees of $0.5 million in connection with the PCF and is being amortized to interest expense using the effective interest method over the term of the PCF.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

9.	Long Term Debt (continued)

Credit Facilities
On April 26, 2010 the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities.  This amount was applied proportionately to the funds borrowed and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The non-revolving credit facility is comprised of a $100.0 million term loan.  Principal repayments of approximately $4.8 million are required to be made quarterly commencing March 31, 2011 with a final maturity date of March 31, 2016.
The revolving facility is comprised of a $30.0 million loan with a maturity date of April 26, 2014. The maturity date is subject to an annual extension option at the Lenders’ discretion. As of June 30, 2011 and December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest is set at LIBOR plus 4.5% per annum. The interest rate as of June 30, 2011 was based on the 1-month LIBOR rate and was approximately 4.69%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper totaling 146.9 million pounds over a six year term (Note 10).

The Credit Facilities are collateralized by principal operating  assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mineral Park Holdings Ltd.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment will vary depending on completion and performance of the Phase 2 mill expansion and other factors.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made.  The Lenders have waived the cash sweep provision through September 30, 2011 and therefore no amounts payable as a result of the cash sweep provision contained in the Credit Agreement have become due as of June 30, 2011.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions.  Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life of mine ore reserves.  As at June 30, 2011 the Company was in compliance with all debt covenants and was not in default on the loan.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

9.	Long Term Debt (continued)

Senior secured notes
On February 15, 2007, the Company issued secured note units (the “Notes”).  A total of 120,000 units (the “Units”) were sold at a price of $980.0 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common shares purchase warrants which entitled the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.  The principal portion of the Notes bore interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year and were to mature on February 16, 2012.

Both the principal portion of the Notes and the common share purchase warrants were classified as a financial liability and have been measured at fair value through profit or loss. At each subsequent reporting date the common share purchase warrants were retranslated and re-measured at fair value based on the closing foreign exchange rates and closing exchange traded market values with foreign exchange translation gains or losses and fair value adjustments recognized in profit or loss for the period.

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note plus unpaid interest.

On May 6, 2010, the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $112.5 million has been recognized as a loss on long-term debt extinguishment in the consolidated statement of comprehensive income. The share purchase warrants were unaffected by the redemptions (note 11).

10.	Derivative Instruments

	June 30, 2011	December 31, 2010

Derivative Instruments-copper futures	$109,861	$110,733
Derivative Instruments-interest swaps	1,249	1,136
	111,110	111,869
Current	(37,995)	(40,232)
Non Current	$73,115	$71,637

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at estimated fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are designated as cash flow hedges. As at June 30, 2011 and December 31, 2010, the Company did not designate any of its transactions as hedges for accounting purposes.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

10.	Derivative Instruments (continued)

Copper Forward Contracts

In connection with the closing of the Credit Facilities (Note 9), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $2.99 per pound, net of all costs.  The quantities forward sold and the net weighted average prices to be received outstanding at June 30, 2011 are set out as follows:

YEAR	Copper (lbs.)	Annual average price
2011	16,984,392	$3.12
2012	27,698,846	3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
Total	116,562,669	$2.99

The copper forward contracts had outstanding notional amounts of approximately 116.6 million pounds of copper as at June 30, 2011 (December 31, 2010 – 133.5 million pounds).  At June 30, 2011, the Company has recorded a derivative liability of $109.9 million related to these copper forward contracts, of which $37.2 million relates to derivative contracts maturing in less than one year, and $72.7 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the six months ended June 30, 2011, the Company recorded a realized loss of $19.5 million (June 30, 2010 - $0.3 million) on copper forward contracts as well as $0.9 million in unrealized gains (June 30, 2010 - nil).

Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $100.0 million for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $45.2 million as at June 30, 2011 (December 31, 2010 - $50.0 million).  The notional amount decreases over the period as payments are made.  At June 30, 2011, the Company had recorded a liability with a fair value of $1.2 million related to these interest rate swaps, of which $0.8 million relates to derivative contracts maturing in less than one year, and $0.5 million relates to derivative contracts with a maturity date greater than one year.  In estimating the fair value of the interest rate swaps, management used the following assumptions: LIBOR rate of 0.3% to 4.31% and a credit risk adjustment rate of 8.5%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. Fluctuations in LIBOR rates and the Company’s own credit risk can differ from management estimates.

During the six months ended June 30, 2011, the Company recorded a realized loss of $0.5 million (six months ended June 30, 2010 - nil) on interest rate swaps as well as $0.1 million in unrealized losses (June 30, 2010 - nil).

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

11.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

Upon adoption of IFRS at January 1, 2011, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39, Financial Instruments: Recognition and Measurement (Note 20). As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At June 30, 2011, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $31.4 million (December 31, 2010 - $52.0 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the six months ended June 30, 2011 was a gain of $13.9 million (year ended December 31, 2010 – loss of $22.9 million). The fair value of share purchase warrants is reclassified to equity upon exercise.  All warrants, currently, are publicly traded so fair value is determined from those public quotes.

12.	Project Financing

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at the Mineral Park Mine (the “Project Financing”). The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred transaction costs of $0.6 million in connection with the Project Financing.  This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the loan agreement of $20.8 million was drawn at February 18, 2011.  Principal repayments of $0.2 million are required to be made monthly in eighty four instalments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011.   Interest on this facility is based on 1-month LIBOR plus 3% per annum. Principal repayments began on June 15, 2011.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common shares of its subsidiary that holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

13.	Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site. The present value of future site closure and restoration obligations was determined using the expected inflation rate of 4% (2010 – 4%) and a discount rate of 4.34% (2010 – 4.34%).  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2010 – 24 to 49 years).  As at June 30, 2011, the net present value of the discounted cash flows required to settle the obligation was $7.6 million (December 31, 2010 - $7.4 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

13.	Provision for Site Reclamation and Closure (continued)

The continuity of the provision for site reclamation and closure in 2011 and 2010 is as follows:

Provision for Site Reclamation and Closure
Balance, January 1, 2010	$6,606
Change in estimates	523
Accretion expense	307
Balance, December 31, 2010	7,436
Accretion expense	161
Balance, June 30, 2011	$7,597

14.	Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corporation (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year (2012) of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil.  The Deposit will be reduced by an amount equal to the total ounces of silver delivered to Silver Wheaton times the lower of $3.90/oz (“fixed price”) or the market price.  In addition, for ounces of silver delivered when the market price exceeds the fixed price, the Company will receive a credit to its deposit liability for those ounces delivered times the difference of market price less the fixed price. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton.  During the six months ended June 30, 2011, the Company delivered or accrued 274,906 ounces (six months ended June 30, 2010 – 110,495 ounces) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was required to achieve a minimum target rate of 35,000 tons of ore per day (tpd) over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company. The Company announced on April 5, 2011, that they had met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days before this date.

As security for the performance of the obligations of the Company in the favour of Silver Wheaton, The Company has granted Silver Wheaton certain security interests in the Mineral Park mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from the Mineral Park Mine. The $42.0 million deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of the Mineral Park Mine.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

14.	Deferred Revenue (continued)

The following table summarizes the changes in the Silver Wheaton deferred revenue:

	Six months ended June 30, 2011	Year ended December 31, 2010
Balance, beginning of the year	$40,149	$41,608
Amortization on delivery of silver	(985)	(1,459)
Balance, end of period	39,164	40,149
Less: current portion	(1,968)	(987)
Long term portion	$37,196	$39,162

15.	Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share

At June 30, 2011, the Company had unlimited authorized common shares without par value and 244,464,251 common shares issued and outstanding (December 31, 2010 – 197,621,466).  Refer to the consolidated statements of changes in equity for movement in share capital.

i.	Warrants

The following table summarizes the number of fully exercisable warrants as at June 30, 2011:

	Number	Weighted Average Exercise Price ($Cdn)
Balance, January 1, 2010	24,761,548	$1.81
Warrants exercised	(563,650)	1.01
Broker Warrants exercised	(1,371,716)	1.70
Balance, December 31, 2010	22,826,182	1.84
Warrants issued upon acquisition of Creston Moly Corp (note 3)	4,294,296\	2.18
Warrants exercised	(1,957,100)	1.00
Broker Warrants exercised	(255,447)	2.60
Balance June 30, 2011	24,907,931	$1.96

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.	Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share (continued)

i.	Warrants (continued)

The following is a summary of common share purchase warrants outstanding and exercisable as at June 30, 2011:

Number Warrants	Price $ Cdn Expiry Date

5,994,550	4.00 February 16, 2012
14,154,662	1.00 January 29, 2013
464,423	2.60 September 17, 2011
1,189,821	5.47 May 15, 2012
1,357,500	0.47 July 27, 2011
1,531,350	1.07 December 17, 2011
215,625	2.80 July 14, 2012
24,907,931

ii.	Share Purchase Options

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”) is authorized to grant incentive share options (“options”) to officers, directors, employees, and consultants as incentive for their services, subject to limits with respect to insiders. The Company has a Share Option Plan (“the Plan”) governing granting options to directors, officers, consultants, and employees. Under this Plan, the aggregate number of common shares which may be subject to issuance under the Plan shall in aggregate not exceed 10% of the total number of shares issued and outstanding as at the date of grant.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance at June 30, 2011, was 14,647,377 (December 31, 2010 - 14,647,377).

Cashless Option Provision

Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the optioned Shares to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of optioned Shares, disregarding fractions, which, when multiplied by the weighted average market price, has a value equal to the product of the number of optioned Shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the option price per share of the optioned shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in optioned shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.	Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share (continued)

ii.	Share Purchase Options (continued)

The following table summarizes for the period presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2010	12,484,750	$1.78
Granted (a)	1,600,000	2.11
Exercised (b)	(1,981,322)	1.29
Canceled/Forfeited (b)	(1,175,561)	3.41
Outstanding at December 31, 2010	10,927,867	2.74
Granted (a)	3,930,000	2.87
Issued upon acquisition of Creston (note 3)	2,241,024	1.95
Exercised (b)	(1,578,334)	1.88
Canceled/Forfeited (b)	(1,082,183)	8.43
Outstanding at June 30, 2011	14,438,374	2.32
Exerciseable at December 31, 2010	8,690,347	2.87
Exerciseable at June 30, 2011	11,164,211	$2.80

(a)
The weighted average fair value of options granted during the six months ended June 30, 2011 was CDN$1.73 (June 30, 2010 – CDN$2.46) equivalent to $1.75 (2010 – $2.35) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
A total of 605,100 (2010 – 184,500) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 973,234 (2010 – 134,967) shares were issued to directors, officers and employees on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision, 1,018,433 options were cancelled (2010 – 140,033).

Weighted average assumptions used in calculating fair value of options granted during the period using Black-Scholes model were as follows:

	2011	2010
Risk-free interest rate	1.68%	2.31%
Expected Dividend yield	nil	nil
Expected volatility	100%	108%
Weighted average expected life of the options (months)	34	54

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.	Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share (continued)

iii.	Earnings per Share

	Three months ended June 30, 2011			Six months ended June 30, 2011
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$23,632	202,830,407	$0.12	$17,431	202,249,327	$0.09
Effect of dilutive securities:
Stock options	-	1,563,300	-	-	2,341,468	-
Warrants	(8,408)	10,045,881	-	(14,797)	11,094,296	-
Diluted net earnings per share	$15,224	214,439,588	$0.07	$2,634	215,685,091	$0.01

	Three months ended June 30, 2010			Six months ended June 30, 2010
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$22,930	194,695,110	$0.12	$11,536	194,854,245	$0.06
Effect of dilutive securities:
Stock options	-	699,554	-	-	1,091,583	-
Warrants	(14,880)	8,305,982	-	(13,057)	9,720,066	-
Diluted net earnings (loss) per share	$8,050	203,700,646	$0.04	$(1,521)	205,665,894	$(0.01)

For the six months ended June 30, 2011, no outstanding stock options were excluded from the calculation of diluted earnings per share (2010: nil).

16.	Related Party Transactions

During the six months ended June 30, 2011, the Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.	The Company shares office premises with a public company that has a director in common and was charged $2,264 (2010 - nil) as its share of the ongoing occupancy and staffing costs.

b.
Included in accounts payable is $0.7 million (2010- nil) due to directors, former directors and officers or companies affiliated with directors.  Included in accounts payable is an amount of $0.6 million payable as a result of change in control provisions in terminated contracts.

c.	Legal fees - the Company paid or accrued $0.06 million (June 30, 2010 – $0.07 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.	Financial Instruments

a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, credit facilities and derivatives (including net proceeds interest liability and share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature and high liquidity of these instruments.

Fair value of environmental and land reclamation bonds approximates their fair value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively adjusted for the Company’s credit risk.

The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the long-term debt, project financing and the Creston PCF as at June 30, 2011 was approximately $110.9 million and $17.3 million and $25.9 million, respectively (December 31 2010 – $128.0 million, $20.2 million and $nil, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS 7, Financial Instruments: Disclosure establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2011 and December 31, 2010, the fair value hierarchy of financial instruments measured at fair value is as follows:

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves. The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.	Financial Instruments (continued)

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its revolving and non-revolving credit facilities. The Company has no designated hedging transactions. The Company has collateral on its revolving and non-revolving credit facilities, project financing, and equipment loans (Notes 9 and 12).

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration at El Pilar and the El Creston project, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, marketable securities, restricted cash, environmental and land reclamation bonds, income taxes recoverable, and accounts receivable.  Cash and cash equivalents are also subject to concentration risk given that significant balances are maintained in limited bank accounts.  In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate credit risk exposure on cash related financial assets, balances are maintained with high-credit quality financial institutions.

To mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, and to monitor ongoing exposure to individual customers to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.  The Company’s customers are large, multinational operations which have conducted business for a number of years.  The historical level of customer defaults is minimal and, as a result, the credit risk associated with copper and molybdenum trade receivables at June 30, 2011 is not considered to be significant. As at June 30, 2011 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

ii.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities when they become due.   As at June 30, 2011, the Company had working capital deficit of $29.0 million (December 31, 2010 – working capital of $3.8 million).

The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts.

The Company anticipates incurring substantial expenditures to further its capital development programs; particularly those related to as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition and the El Creston project acquired as part of the Creston acquisition.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.	Financial Instruments (continued)

ii.	Liquidity Risk (continued)

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and possible new external financing, believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the credit facilities (Notes 9 and 12).

iii.	Market Risk

The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s mining and processing costs as well as a majority of other operating and administration costs are primarily incurred in US dollars as the Company’s producing mine is located in the Arizona.  The Company’s operations in the Canada and Mexico make it subject to foreign currency fluctuations. Exploration expenses related to the El Pilar and El Creston projects are incurred in Mexican Pesos (“MNX”) and certain corporate office expenses are incurred in Canadian dollars (“CDN”). The Company’s common shares, stock options to purchase common shares, and share purchase warrants are denominated in Canadian dollars, and generally share issuance costs as also in CDN dollars. While the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity and or financial liabilities, management believe that foreign exchange risk derived from currency conversions is not significant. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at June 30, 2011 the Company held substantially all of its cash and cash equivalents in interest accounts and guaranteed investment certificates. In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities.  The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%.  The Company manages the 50% variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

In 2010, the Company has also entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park Mine. This credit facility bears an interest rate of one month United States dollar LIBOR plus 3%.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.	Financial Instruments (continued)

iii.	Market Risk (continued)

Commodity price risk

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals especially copper and molybdenum, the prices for which have been historically volatile.   The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, silver and the outlook for the minerals. At June 30, 2011 the market price for copper was $4.22 per pound.

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals, the prices for which have been historically volatile.

Commodity prices affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park Mine, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities (Note 9) as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park Mine which it entered into with the providers of the long term credit facilities. Additionally, it has sold forward to Silver Wheaton Corporation the silver production (Note 14) from the Mineral Park Mine.

18.	Capital Management

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and six months ended June 30, 2011. At June 30, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis. Planned development and exploration of its mineral properties and other expansionary plans will likely be financed as the Company’s activities have been financed historically, through the sale and issuance of shares and other securities by way of private placements or through commercial financing arrangements.  At June 30, 2011, the Company is subject to externally imposed capital requirements under its non-revolving and revolving credit facilities and project financing and certain equipment loans (Notes 9 and 12).  During the three months ended June 30, 2011, the Company met all externally imposed capital and debt repayment requirements, and complied with debt covenants.

19.	Operating Segments

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States and Mexico.  The Company has determined that it operates in two geographic segments.  All revenue, inventory and long-term assets in 2011 and 2010 were related to the geographic segment in the United States with the exception of the Company’s El Pilar long term asset ($28.2 million) and the El Creston project ($151.2 million) which relate to the reporting segment in Mexico.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards

As stated in Note 2, these condensed consolidated interim financial statements were prepared in accordance with IAS 34.  For a description of the significant IFRS accounting policies, refer to Note 3 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011. Those IFRS accounting policies have been applied in preparing the consolidated interim financial statements for the three and six months ended June 30, 2011, the comparative information presented in these interim financial statements for the three and six months ended June 30, 2010 and in the preparation of consolidated statements of financial position as at January 1, 2010 and December 31, 2010.  January 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at January 1, 2010:

1.
Business Combinations – IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS.

The Company elected to apply this exemption as at the date of transition and thereby has not restated business combinations that occurred prior to January 1, 2010. As described in Note 20 (b) below, review of a past business combination to identify whether there are assets or liabilities that would need to be recognized or derecognized under IFRS resulted in the recognition of an additional $1.1 million liability representing the outstanding consideration to be paid for acquisition of Mineral Park Inc.

2.
Borrowing costs – IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets.  For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset.  IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date.  The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on January 1, 2010.  Borrowing costs expensed prior to January 1, 2010 under Canadian GAAP were not capitalized.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

3.
Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 20 (f) below.

4.
Decommissioning liabilities included in the cost of property, plant and equipment – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption.  The $4.1 million adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 20 (a) below.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error.  The Company’s IFRS estimates as of January 1, 2010, June 30, 2010 and December 31, 2010 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive income (loss) for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP. For a summary of the adjustments to the Company’s financial statements at January 1, 2010 and December 31, 2010 refer to Note 18 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS:

	Note	Canadian GAAP (Restated) (note 3)	Effect of Transition to IFRS June 30, 2010	IFRS
Current Assets
Cash and cash equivalents		$44,586	$-	$44,586
Accounts receivable		5,921	-	5,921
Inventories		14,997	-	14,997
Prepaid expenses		317	-	317
Income taxes recoverable		7,084	-	7,084
Derivative instruments		3,325	-	3,325
Marketable securities		274	-	274
Total Current Assets		76,504	-	76,504

Mineral properties, plant and equipment	a,c,d	283,754	(1,572)	282,182
Inventories		5,070	-	5,070
Environmental bond		2,144	-	2,144
Land reclamation bond		1,331	-	1,331
Deferred income tax asset	d	930	295	1,225
Derivatives - Copper hedge		13,234	-	13,234
Total Assets		$382,967	$(1,277)	$381,690

Current Liabilities
Accounts payable and accrued liabilities		$3,946	$-	$3,946
Long term debt		9,524	-	9,524
Equipment loans		2,134	-	2,134
Total Current Liabilities		15,604	-	15,604

Non-Current Liabilities
Long-term debt	e	116,771	(1,994)	114,777
Derivative instruments		1,193	-	1,193
Share purchase warrants	f	-	16,317	16,317
Equipment loans		3,603	-	3,603
Net proceeds interest	b	-	1,112	1,112
Provision for site reclamation and closure	a	2,603	4,156	6,759
Deferred revenue		40,960	-	40,960
Deferred income tax liability	d	4,816	(4,816)	-
Total Liabilities		185,550	14,775	200,325

Equity
Share capital
Issued	f	215,120	12,780	227,900
Share-based payment reserve	f	38,631	(10,620)	28,011
Accumulated other comprehensive income		(25)	-	(25)
Deficit	g	(56,309)	(18,212)	(74,521)
Total Equity		197,417	(16,052)	181,365
Total Liabilities and Equity		$382,967	$(1,277)	$381,690

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS:

	Note	Canadian GAAP (Restated) (note 3)	Effect of Transition to IFRS Six months ended June 30, 2010	IFRS	Canadian GAAP (Restated) (note 3)	Effect of Transition to IFRS Three months ended June 30, 2010	IFRS
Revenue
Copper revenue		$47,760	$-	$47,760	$28,018	$-	$28,018
Molybdenum revenue		25,389	-	25,389	15,175	-	15,175
Silver revenue		2,174	-	2,174	1,635	-	1,635
Other revenue		78	-	78	39	-	39
Total Revenue		75,401	-	75,401	44,867	-	44,867

Costs and expenses
Freight, smelting & refining		15,891	-	15,891	10,187	-	10,187
Mining and processing		39,183	-	39,183	18,093	-	18,093
Administration		4,980	-	4,980	2,824	-	2,824
Share-based payments	f	4,133	(284)	3,849	2,209	(1,481)	728
Exploration expenditures		556	-	556	324	-	324
Amortization and depreciation of mineral
properties, plant and equipment	c	5,530	264	5,794	2,780	138	2,918
		70,273	(20)	70,253	36,417	(1,343)	35,074

Income from operations		5,128	20	5,148	8,450	1,343	9,793
Finance expense	e	(7,212)	(674)	(7,886)	(2,964)	(337)	(3,301)
Finance income		58	-	58	32	-	32
Loss from early debt extinguishment	e	(10,773)	(2,776)	(13,549)	(10,773)	(2,776)	(13,549)
Long-term debt transaction costs	e	(2,108)	2,108	-	(2,108)	2,108	-
Realized loss on derivative instruments		(296)	-	(296)	(296)	-	(296)
securities		-	-	-	-	-	-
Unrealized gain/(loss) on derivative		15,365	-	15,365	15,365	-	15,365
Unrealized loss on change in fair value
of share purchase warrants	f	-	13,057	13,057	-	14,880	14,880
Foreign exchange gain/(loss)		(16)	(16)	6	-	6
Income before income taxes		146	11,735	11,881	7,712	15,218	22,930

Income taxes expense (recovery)
Current		345	-	345	-	-	-
Future	d	-	-	-	-	-	-
		345	-	345	-	-	-

Net Income (loss) for the period		(199)	11,735	11,536	7,712	15,218	22,930

Other comprehensive income (loss)
Unrealized gain on marketable securities		(25)	-	(25)	(231)	-	(231)
Comprehensive income (loss) for the period		(224)	11,735	11,511	7,481	15,218	22,699

Deficit, beginning of period		(56,110)	(29,947)	(86,057)	(64,021)	(33,430)	(97,451)
Deficit, end of period		$(56,309)	$(18,212)	$(74,521)	$(56,309)	$(18,212)	$(74,521)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company.  The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

Notes to the reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

Change in mineral properties, plant and equipment

Mineral Properties, Plant and Equipment	Note	June 30, 2010

Recognition and amortization of site reclamation and closure asset	a	$4,011
Additional depreciation of plant and equipment after componentization	c	(767)
Reversal of the effect of deferred tax recognized on acquisition of mineral properties, plant and equipment	d	(4,816)
		$(1,572)

(a)	Provision for site reclamation and closure

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates.  In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for site reclamation and closure has been re-measured as at the date of transition.

(b)	Net proceeds interest

The Company’s net proceeds liability represents a contingent consideration payable on the acquisition of Mineral Park Inc.  Under Canadian GAAP, the Company recognized a net proceeds interest liability of $568,152 upon acquiring all the issued and outstanding common shares of Mineral Park Inc. Any amounts paid in excess of the $568,152 originally recognized as a liability were recorded as a mineral property cost when paid.  No liability was recorded for amounts not yet paid.

Under IAS 39, Financial Instruments: Recognition and Measurement, a net proceeds liability representing a contingent consideration payable on acquisition of Mineral Park Inc. has been recognized in full and measured at fair value on transition to IFRS.  An adjustment was made at December 31, 2010 to reverse the accrual recognized under Canadian GAAP resulting in a corresponding reduction in the carrying value of mineral properties.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

(c)	Depreciation of property and equipment

Under Canadian GAAP, the Company had followed a practice of depreciating property and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment (“IAS 16”), requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components.  Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment, increase in amortization and depreciation expense and accumulated deficit.

Consolidated statement of comprehensive income
	Three months ending June 30, 2010	Six months ending June 30, 2010
Amortization and depreciation of mineral property, plant and equipment
Additional amortization of site closure and reclamation obligation related asset	$41	$82
Additional depreciation of plant and equipment after componentization	97	182
	$138	$264

(d)	Tax effect of opening statement of financial position adjustments

As described in Note 20 (b) above, an additional provision was recognized at the date of transition in relation to the Company’s acquisition of Mineral Park Inc. This has resulted in the recognition of a deferred tax asset based on a 27.4% effective tax rate as at the date of transition. A full valuation allowance was recognized against this asset as at December 31, 2010.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with the acquisition of an asset that did not constitute a business combination was reversed with an associated reduction of mineral properties.

(e)	Debt issuance transaction costs

Under Canadian GAAP, the Company’s policy was to expense the transaction costs related to the debt issuance. Under IFRS, these costs must be included in the carrying amount of debt and recognized in finance expense over the term to maturity of the debt using the effective interest rate method. This change resulted in an increase in the carrying amount of debt, finance expense and loss on early debt extinguishment.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Six months ended June 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

(f)	Re-measurement of unvested share options and reclassification of share purchase warrants

June 30, 2010
Share-based payment reserve
Remeasurement of unvested share options	$(246)
Reclassification of share purchase warrants from equity to liabilities	(10,374)
$(10,620)

As allowed by Canadian GAAP, the Company made a single fair value estimate for  all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred.  Under IFRS 2, Share-based Payment (“IFRS 2”), individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of stock-based awards at the time that equity instruments were granted.  This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

At January 1, 2010, 22,669,962 non-brokers warrants were outstanding and exercisable at a weighted average exercise price of CAD$1.79.  As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised.  Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period.  Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.  This resulted in a $12.8 million increase to share capital as at the date of transition and a $1.4 million increase in share capital as at December 31, 2010 in relation to warrants exercised prior to the date of transition.

(g)	Adjustments impacting deficit

The above changes (increased) decreased the accumulated deficit of the Company:

	June 30, 2010
Deficit
Impact of unwinding the discount of site reclamation and closure provision due to passage of time, net of amortization and related asset	$	(145)
Re-measurement of unvested share options		246
Re-measurement of share purchase warrants at fair value		(18,723)
Impact of inclusion of transactions costs in carrying amount of debt on finance expense		1,993
Recognition of contingent consideration in purchase of Mineral Park Inc.		(1,077)
Re-measurement of contingent consideration in purchase of Mineral Park Inc. and change in estimate		(34)
Impact of additional componentization of plant and equipment		(767)
Income taxes		295
	$	(18,212)